May 25, 2005


Mail Stop 4561

Mr. Walter Weisel
Principal Financial Officer
Innova Holdings, Inc.
17105 San Carlos Blvd, Suite A6151
Fort Myers, FL 33931

Re:	Innova Holdings, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Filed April 19, 2005
	File No. 0-33231

Dear Mr. Weisel:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your document.
As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the year ended December 31, 2004

Item 8A - Controls and Procedures, page 22

1. We note your disclosure that your officers have concluded that your internal controls over financial reporting are effective. Please revise to omit this disclosure since the conclusion may be confusing to investors without the other information described in
Item 308 of Regulation S-B.

Financial Statements

Note 1 - Basis of Presentation, page 38

Nature of the Company

2. In light of your plan of operations and considering that your planned principal operations have not commenced, advise us how you considered paragraphs 8 and 9 of SFAS 7 as it relates to the identification of a development stage enterprise and the presentation of development stage enterprise financial statements.

Note 4 - Capital Stock, page 43

3. It appears that the Series A Preferred Stock issued in June
2004
and the Series B Preferred Stock issued in September 2004 may have beneficial conversion features. Please advise how you considered the guidance in EITF 98-5 in determining whether proceeds should be allocated to the conversion feature.

4. We note that options issued in 2003 had an exercise price of
$.01
per your disclosure on page 29; however, the fair market value of your stock appeared to exceed that price. Please advise us what stock price you used to determine intrinsic value. In addition, please tell us the quoted market price of your stock at the time the
2004 options were granted, and their related exercise price. Please refer to paragraph 10 of APB 25.

Note 7 - Notes Payable, page 45

5. We note that your February 2003 notes payable had warrants attached to purchase 115,000 shares of common stock at $1.50 per share. Please advise us how you considered APB 14 in accounting for the detachable stock warrants. Based upon our review of your disclosure, it appears that you have not allocated any proceeds to these warrants.


Exhibit 31.1 and 31.2 - Certifications

6. Please revise paragraph 5(a) of your certifications as it relates to disclosure to your auditors and the audit committee of the board of directors of all material weaknesses. Refer to Item 601 of Regulation S-B.

*    *    *    *

      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.





      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief



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Mr. Walter Weisel
Innova Holdings, Inc.
May 25, 2005
Page 4